EXHIBIT 12.1

Western Asset Mortgage Capital Corporation
Ratio of Earning to Fixed Charges
(Unaudited)

	Six Months Ended	Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Earning:
Income (loss) before taxes	$43,353	$(21,859)	$(9,484)	$100,713	$(27,855)	$57,277
Fixed charges	19,144	32,430	27,605	22,263	18,019	8,094
Income before fixed charges	$62,497	$10,571	$18,121	$122,976	$(9,836)	$65,371

Fixed Charges:
Interest expense	19,144	32,430	27,605	22,263	18,019	8,094
Total fixed charges	$19,144	$32,430	$27,605	$22,263	$18,019	$8,094

Ratio of earnings to fixed charges	3.26	—	—	5.52	—	8.08

Deficit	$—	$(21,859)	$(9,484)	$—	$(27,855)	$—